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                 April 7, 2022

       Cara Soffer
       General Counsel
       XpresSpa Group, Inc.
       254 West 31st Street, 11th Floor
       New York, New York 10001

                                                        Re: XpresSpa Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on March 31,
2022
                                                            File No. 333-264026

       Dear Ms. Soffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer Lopez Molina at 202-551-
       3792 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services